UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                                          to
Commission file number 1-15759
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cleco Power LLC 401(k) Savings and Investment Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CLECO CORPORATION
2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226

Cleco Power LLC 401(k) Savings and Investment Plan
Financial Statements and Supplemental Schedule December 31, 2005 and 2004

Cleco Power LLC 401(k) Savings and Investment Plan
Index
December 31, 2005 and 2004

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to the Financial Statements	4-9

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	10
Consent of PricewaterhouseCoopers LLP
Section 906 Certification of Kathleen Nolen

Note:	Schedules other than those listed above as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure have been omitted because they are either not required or not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Cleco Power LLC 401(k) Savings and Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New Orleans, Louisiana
June 29, 2006

Cleco Power LLC 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005				2004
	Nonparticipant Directed		Participant		Nonparticipant Directed		Participant
	Allocated	Unallocated	Directed	Total	Allocated	Unallocated	Directed	Total
Investment in company convertible preferred stock, at fair value	$40,632,680	$976,180	$—	$41,608,860	$38,614,069	$4,927,556	$—	$43,541,625
Mutual funds, at fair value (see Note 2)	—	—	90,868,840	90,868,840	—	—	83,563,442	83,563,442
Company common stock, at fair value	—	—	17,864,793	17,864,793	—	—	18,124,243	18,124,243
Participant loans, at cost	—	—	3,331,338	3,331,338	—	—	3,465,230	3,465,230

	40,632,680	976,180	112,064,971	153,673,831	38,614,069	4,927,556	105,152,915	148,694,540
Cash and cash equivalents	—	1,254,722	—	1,254,722	—	1,238,282	—	1,238,282
Contributions receivable -
Employee	—	—	216,011	216,011	—	—	211,589	211,589
Employer	—	243,431	—	243,431	—	711,410	—	711,410
Dividends receivable	—	449,014	—	449,014	—	483,518	—	483,518

	40,632,680	2,923,347	112,280,982	155,837,009	38,614,069	7,360,766	105,364,504	151,339,339
Interest payable	—	39,468	—	39,468	—	79,651	—	79,651
Note payable	—	2,305,035	—	2,305,035	—	4,651,885	—	4,651,885

	—	2,344,503	—	2,344,503	—	4,731,536	—	4,731,536

Net assets available for benefits	$40,632,680	$578,844	$112,280,982	$153,492,506	$38,614,069	$2,629,230	$105,364,504	$146,607,803

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

	Nonparticipant Directed		Participant
	Allocated	Unallocated	Directed	Total
Income from investment activities
Interest and dividends	$1,674,331	$160,757	$4,812,764	$6,647,852
Net appreciation in fair value of investments	1,330,156	21,394	1,333,221	2,684,771

Net investment income	3,004,487	182,151	6,145,985	9,332,623
Contributions
Dividends reinvested in company convertible preferred stock	(1,674,331)	1,674,331	—	—
Employer	—	243,431	—	243,431
Employee	—	—	6,377,938	6,377,938
Allocation of company convertible preferred stock at fair value	3,982,478	(3,982,478)	—	—

Total contributions	2,308,147	(2,064,716)	6,377,938	6,621,369

Total additions (deductions)	5,312,634	(1,882,565)	12,523,923	15,953,992

Employee distributions and withdrawals	1,737,650	—	7,163,818	8,901,468
Diversification of preferred stock	1,556,373	—	(1,556,373)	—
Interest expense	—	167,821	—	167,821

Total deductions	3,294,023	167,821	5,607,445	9,069,289

Increase (decrease) in net assets available for benefits	2,018,611	(2,050,386)	6,916,478	6,884,703
Net assets available for benefits, beginning of year	38,614,069	2,629,230	105,364,504	146,607,803

Net assets available for benefits, end of year	$40,632,680	$578,844	$112,280,982	$153,492,506

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2005 and 2004
1.	Summary of Significant Accounting Policies and Description of Plan

Plan Description
The Cleco Power LLC 401(k) Savings and Investment Plan (formerly known as the Cleco Corporation 401(k) Savings and Investment Plan) (the “Plan”), which was adopted January 1, 1985, and last amended on October 1, 2005, is intended to provide eligible employees of Cleco Corporation and its subsidiaries (“Cleco”) with long-term savings and investment opportunities. The Plan is a defined contribution plan. It includes a nonparticipant directed, leveraged employee stock ownership plan (the “ESOP”), and is designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974. The ESOP provides a 66-2/3% match with Cleco Corporation convertible Preferred Stock Series of 1991 with a par value of $100 (the “preferred stock”). This match is limited to the first 6% of annual compensation contributed by participants. At March 31, 2006, substantially all of the preferred stock was fully allocated to current and former plan participants. Beginning April 1, 2006, Cleco Corporation made its matching contributions and funded dividend payments to the Plan participants with Cleco Corporation common stock. Beginning July 1, 2005, Plan participants were allowed to choose whether to have dividends on Cleco Corporation common stock distributed in cash or reinvested in additional shares of Cleco Corporation common stock. Dividends on the preferred stock continued to be reinvested in additional shares of the preferred stock. Effective January 1, 2006, the option to have dividends distributed in cash or reinvested in additional shares of Cleco Corporation common stock was extended to preferred stock as well. For tax years beginning after December 31, 2001, participants who were at least 50 years old by the end of the tax year may make an additional “catch-up” contribution (above the 401(k) annual deferral limit) in increments of $1,000 annually starting in 2002 until the $5,000 catch-up limit is reached in 2006. Participation in the Plan is voluntary. Active Cleco employees are eligible to participate. For a complete description of the Plan, refer to the Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan Document”).

The Plan purchased the preferred stock using the proceeds of a bank note, which was subsequently purchased by Cleco Power LLC (“Cleco Power”) (see Note 4) and holds stock in a trust established under the Plan. The note shall be repaid over a period of seven years by fully deductible Cleco contributions to the trust fund. Prior to substantially all of the preferred stock being fully allocated, as the Plan made each payment of principal, an appropriate percentage of preferred stock was allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

The note is collateralized by the unallocated shares of preferred stock. Cleco has no rights against shares once they are allocated under the ESOP. The financial statements of the Plan for the years 2005 and 2004 present separately the assets and liabilities and changes pertaining to:
a)	the accounts of employees with vested rights in allocated preferred stock (allocated);

b)	preferred stock not yet allocated to employees (unallocated); and

c)	the accounts of employees with vested rights in investments other than preferred stock (other).
Plan Administration
The administration of the Plan is the responsibility of an administrative committee (the “Committee”) comprised of employees of Cleco. The Committee is appointed by Cleco Power’s Board of Managers. Administrative expenses incurred by the Plan are borne by Cleco. Cleco Power is the Plan sponsor. The responsibilities for the investment, reinvestment, control and disbursement of the funds of the Plan rests with JPMorgan Chase Bank (“Trustee”) and with JP Morgan Retirement Plan Services (“Agent”) acting as the agent of the Trustee and recordkeeper to the Plan.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2005 and 2004
Contributions
Participant contributions are recorded in the period that Cleco makes payroll deductions from participants. Unless otherwise restricted by law, participants may contribute on a pretax basis up to 50% of annual compensation, not to exceed $14,000. For tax years beginning after December 31, 2001, participants who were at least 50 years old by the end of the tax year may make an additional “catch-up” contribution (above the 401(k) annual deferral limit) in increments of $1,000 annually starting in 2002 until the $5,000 catch-up limit is reached in 2006. Cleco’s matching contribution is 66-2/3% of the employees’ total pretax basic contribution, up to the first 6% of the participant’s annual compensation. Cleco Power contributions, paid annually, are made in amounts necessary to satisfy debt service requirements, after considering dividends received on the Cleco Corporation preferred stock. The Trustee, in accordance with the participants’ directives, invests the employee contributions in one or more of twelve publicly traded mutual funds, in one self-directed account with access to over 1,000 mutual funds, and in Cleco Corporation’s $1 par value common stock. Certain qualified 401(k) rollovers are permitted under the Plan.
Participants’ Accounts
The Agent maintains accounts on behalf of each Plan participant. Each account is credited with (a) the participant’s pretax, after tax or rollover contribution, (b) the matching contribution of allocated shares and (c) the participant’s share of Plan earnings. Allocations are based on participant compensation or account balances, as defined.
Vesting
Participants are fully vested in their accounts at all times.
Withdrawals and Loans
Funds in participants’ accounts may be distributed upon death or separation from service in either a lump-sum amount equal to the value of their accounts or as a distribution in kind of shares held for their account in the ESOP fund or common stock fund. A participant is entitled to receive a whole number of shares of Cleco Corporation common stock. The amounts of any fractional shares are distributed in cash. Under IRS regulations, active employees may withdraw funds from their accounts after age 59-1/2 or in the case of certain defined financial hardships.
Loans are available to participants up to specified limits. The term of loans shall not exceed five years and the interest rate is calculated based on the prime rate published in the Wall Street Journal on the first day of the month before the loan is requested plus 2%. Interest rates on participant loans ranged from 6.00% to 11.50% in 2005 and 2004.
Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets available for benefits when paid.
Diversification
Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in preferred stock into other investment alternatives. Participants who are at least age 45 with at least 5 years of participation in the Plan may elect to diversify a portion of their account. Each year, a participant may diversify up to 25 percent of the number of shares of preferred stock allocated to his or her account, less any shares of preferred stock previously diversified. During the year after the participant both reaches age 61 and has participated in the Plan for ten or more years, the percentage changes to 50 percent. After that year, the percentage goes down to 25 percent. When participants diversify, the preferred shares are converted into Cleco common stock, usually by Cleco issuing new shares. However, Cleco can choose to use treasury shares. The common shares are then sold on the open market. Participants who elect to diversify can invest the proceeds from the sale of the preferred stock in the investment options offered by the Plan.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2005 and 2004
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of preferred stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares of preferred stock for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares of preferred stock on behalf of the collective best interest of plan participants and beneficiaries.
Investment Valuation
Investments in securities and mutual funds traded on national securities exchanges are valued based on the last reported sales price as of the end of each fiscal year. Participant loans are valued at cost, which approximates fair value. The preferred stock is valued based on the greater of quoted market value of the equivalent shares of Cleco Corporation common stock or par value of the preferred stock. As of December 31, 2005 and 2004, the preferred stock was valued based on the quoted market value of the equivalent shares of Cleco Corporation common stock.
Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Priority Upon Termination of Plan
The Plan may be terminated at any time by Cleco Power’s Board of Managers. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Participants would receive their proportionate share of the assets as determined by individual account balances on the date of termination.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases (decreases) in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Reclassifications
Certain reclassifications have been made to the 2004 statement of net assets available for benefits to conform it to the presentation used in 2005. Cash and dividends receivable previously reported in the Nonparticipant — Allocated column is now shown in the Nonparticipant — Unallocated column. This presentation reflects the use of the cash and dividend receivable to reduce the note and interest payable. These reclassifications had no effect on the Plan’s total net assets available for benefits.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2005 and 2004
2.	Investments

Information relative to investments as of December 31, 2005 and 2004, respectively, is as follows:

Description			2005	2004
Mutual Funds:
	*	American Century Income & Growth Fund	$ 28,129,521	$27,676,295
		JP Morgan Prime Money Market Fund***	3,507,588	3,125,771
		American Century GNMA Fund	4,341,596	4,196,003
	*	Dodge & Cox Balanced Fund	19,573,141	17,415,976
		American Century Vista Fund	5,613,305	5,149,985
		American Century Strategic Allocation:
		Conservative Fund	685,366	804,738
		American Century Strategic Allocation:
		Moderate Fund	1,337,409	1,364,498
		American Century Strategic Allocation:
		Aggressive Fund	2,129,353	2,026,941
	*	American Century Growth Fund	9,353,199	9,080,477
		American Century Equity Income Fund	4,104,927	2,657,849
		American Century Equity Index Fund	5,819,366	4,764,730
		Morgan Stanley International Equity Fund	5,228,299	4,448,590
		Schwab Personal Choice Retirement Account	1,045,770	851,589

		Total mutual funds	90,868,840	83,563,442

*	Cleco Corporation Common Stock		17,864,793	18,124,243
*	Cleco Corporation Convertible Preferred Stock Series of 1991**		41,608,860	43,541,625
	Participant loans		3,331,338	3,465,230

			$153,673,831	$148,694,540

*	Denotes investment exceeds 5% of the net assets available for benefits.

**	Nonparticipant-directed investment

***	Valued at cost plus reinvested interest

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2005 and 2004
The Plan’s holding in the preferred stock which has not been allocated to participants was 4,877 and 25,335 shares as of December 31, 2005 and 2004, respectively, is as follows:

	2005	2004
Cleco Corporation Convertible Preferred Stock Series of 1991:
Cost	$487,661	$2,533,496

Market Value	$976,180	$4,927,556
Each share of the preferred stock is convertible into 9.6 shares of Cleco Corporation common stock. The market value of the preferred stock is determined by multiplying the fair value of the common stock by the 9.6 conversion factor. The preferred stock is redeemable at the option of Cleco Corporation at the redemption price of $100.00 per share. The dividend rate on the preferred stock was 8.64% in 2005.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,684,771 for the year ended December 31, 2005, as follows:

Cleco Corporation common stock	$476,003
Cleco Corporation convertible preferred stock	1,351,550
Mutual funds	857,218

$2,684,771

3.	Related Party Transactions
Certain Plan investments are managed by affiliates of the Agent and Trustee. The Agent is the recordkeeper as defined by the Plan. Participants may elect to invest in shares of Cleco Corporation common stock. In 2005, the Plan purchased 245,275 shares of Cleco Corporation common stock with an approximate market value of $5,042,854 and sold 249,917 shares of Cleco Corporation common stock with an approximate market value of $5,138,294.
In 2005, the Plan allocated 20,458 shares of the preferred stock with a cost of $100 per share for a total cost of $2,045,800, with a market value of $3,982,478 on account of Cleco’s matching contribution and dividend reinvestment for 2005. At December 31, 2005 and 2004, the ESOP held 203,001 and 198,534 shares of the preferred stock with a fair value of $40,632,680 and $38,614,069, respectively, which had been allocated to participants’ accounts.
Dividends received on Cleco’s convertible preferred stock by plan participants represented as allocated shares are reinvested in additional shares of Cleco convertible preferred stock. Preferred shares are moved from unallocated to the allocated as the quarterly dividends are received. In 2005, $1,674,331 of dividends was reinvested in additional preferred shares. The reinvested dividends are used by unallocated, along with dividends paid on unallocated shares and additional contributions by Cleco, to pay debt and interest on the note payable.
The Plan purchased the preferred stock using the proceeds of a bank note, which was purchased by Cleco Power. The ESOP makes debt service payments to Cleco Power. For additional information, see Note 4 below.
Other related parties include Cleco employees who participate in the Plan and the Committee which is comprised of employees of Cleco and is responsible for the administration of the Plan.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2005 and 2004
4.	Note Payable
On April 2, 1991, the Plan entered into a $30 million borrowing agreement with the Bank of New York (the “Bank”) to finance the purchase of 300,000 shares of the preferred stock. Cleco Power purchased the outstanding principal balance of the loan. The ESOP makes debt service payments to Cleco Power from dividends received on the preferred stock and, if necessary, from additional contributions by Cleco Power in amounts necessary to satisfy debt service requirements. No debt service payments are required under the borrowing agreement until the year 2008; however, as noted below the Plan has made early payments on the debt.
Effective in January 1993, the rate of interest on the note payable was fixed at 7.4%. Principal payments began in January 1999 and a final payment will be made during 2006. In January 2006 and April 2006, the Plan made principal payments of approximately $1,904,100 and $381,050 respectively. The final principal payment of approximately $19,885 is expected to be made later during 2006. In January 2005, the Plan made principal payments of approximately $2,346,850. The unallocated shares of the preferred stock have been pledged as collateral for the loan. Pursuant to the Employee Retirement Income Security Act of 1974 regulations, debt service payments must be made to unencumbered shares of the preferred stock for allocation to participant accounts.
5.	Tax Status
The Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and, accordingly, the associated trust is exempt from federal income taxes under provision of Section 501(a). The Internal Revenue Service has informed Cleco Power by letter dated March 22, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.
Participants’ pretax contributions, Cleco’s contributions, rollover contributions as well as interest, dividends and profits earned by the Plan are not subject to federal income taxes until these amounts are distributed.
6.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially effect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Cleco Power LLC 401(k) Savings and Investment Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005
EIN: 72-0244480

			Description of investment, including
Identity of issuer, borrower,			maturity date, rate of interest,		Current
lessor or similar party			collateral par, and maturity value	Cost	Value
	*	American Century Income & Growth Fund	Mutual fund		$28,129,521
	*	JP Morgan Prime Money Market Fund	Mutual fund		3,507,588
	*	American Century GNMA Fund	Mutual fund		4,341,596
		Dodge & Cox Balanced Fund	Mutual fund		19,573,141
	*	American Century Vista Fund	Mutual fund		5,613,305
	*	American Century Strategic
		Allocation: Conservative Fund	Mutual fund		685,366
	*	American Century Strategic
		Allocation: Moderate Fund	Mutual fund		1,337,409
	*	American Century Strategic
		Allocation: Aggressive Fund	Mutual fund		2,129,353
	*	American Century Growth Fund	Mutual fund		9,353,199
	*	American Century Equity Income Fund	Mutual fund		4,104,927
	*	American Century Equity Index Fund	Mutual fund		5,819,366
	*	Morgan Stanley International Equity Fund	Mutual fund		5,228,299
		Schwab Personal Choice
		Retirement Account	Participant Directed Brokerage Account		1,045,770

		Total mutual funds			$90,868,840

*	Cleco Corporation		Common Stock		$17,864,793

*	Cleco Corporation		Convertible Preferred Stock Series of 1991	$20,787,800	$41,608,860

*	Participant loans		Participant loan accounts with interest rates ranging from 6.00% to 11.5% and maturity dates ranging from 2006 to 2010		$3,331,338

			Total Assets Held		$153,673,831

*	Denotes party-in-interest.

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO POWER LLC 401(k) SAVINGS AND INVESTMENT PLAN

Date: June 29, 2006	By: /s/ Kathleen Nolen

(Kathleen Nolen, Chairman of the Retirement Committee of Cleco Corporation, Plan Administrator)

EXHIBIT
INDEX

Exhibit Number	Description

23	Consent of PricewaterhouseCoopers LLP

99	Section 906 Certification of Kathleen Nolen